GROUPE
CLARINS

RECEIVED
2006 SEP 19 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C 20549
USA


06016964

SUPPL

RE : Clarins File N° 82-02960

September 11th , 2006

Dear Sirs,

Enclosed is a copy of **Clarins Group 2006 first half results** submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours truly,

Pankaj CHANDARANA
Head of Investor Relations

PROCESSED
SEP 25 2006
THOMSON
FINANCIAL

dw 9/19

GROUPE
CLARINS

September 11, 2006

2006 FIRST HALF RESULTS

AN INCREASE OF 20.6% IN NET PROFIT

Key Financial Data	June 30, 2006	June 30, 2005	Change
	In € million	In € million	%
Net sales	474.6	460.6	+ 3.0 % (1)
Operating profit	52.2	47.4	+ 10.1 %
Net profit	41.9	34.8	+ 20.6 %
Adjusted earning per share in €	1.09	0.92	+ 18.5 %
Stockholders' equity	595.5	508.6	+ 17.1 %
Cash Flow	47.6	42.3	+ 12.5 %
(Cash)/Net debt	(41.5)	11.1	N/S
Capital expenditures	22.1	19.0	+ 16.3 %
Change in working capital	22.6	26.0	N/S

(1) + 8.5% at constant exchange rates and excluding the perfume distribution activity in the USA

An ambitious program of product launches and solid performances by existing products resulted in like-for-like growth of 8.5% in the 2006 first half.

Operating profit increased 10.1% to €52.2 million. The tight control in the production costs and in the administrative expenses boosted the operating margin by 0.7 point to 11.0%, despite higher selling expenses to support additions to the Beauty lines and the continued rollout of perfumes launched in 2005.

Net profit reached €41.9 million, increasing 20.6%, boosted mainly by the sharp increase in financial income.

The balance sheet was further strengthened with stockholders' equity of €595.5 million versus €550.9 million at 2005 year-end. Group net cash increased from €31.9 million at 2005 year-end to €41.5 million at June 30, 2006.

For 2006 fiscal year, the management board maintains its ambitious target of 6% organic growth.


NP

Eurolist - Compartment A
Investor Relations Department
Tél. : +33 1 46 41 41 25 – Fax : +33 1 45 00 35 88
E-mail : finance@clarins.com - www.clarins-finance.com


CLARINS
PARIS


AZZARO
PARIS


Thierry Mugler


PARFUMS
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